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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)1



                             RARE MEDIUM GROUP INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   75382 N 109
                                 (CUSIP Number)


                                                              July 19, 1999
                         (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         __       Rule 13d-1(b)

          X       Rule 13d-1(c)

         __       Rule 13d-1(d)

-----------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 75382N109        SCHEDULE 13G     PAGE 2 of 4 PAGES
-------------------                         -----------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY)
                  The Laura Huberfeld/Naomi Bodner Partnership

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [  ]
                                                           (b) [  ]
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York



NUMBER OF SHARES            5        SOLE VOTING POWER
BENEFICIALLY OWNED BY                                  1,801,500
EACH REPORTING PERSON WITH
                            6        SHARED VOTING POWER
                                                       NONE

                            7        SOLE DISPOSITIVE POWER
                                                       1,801,500

                            8        SHARED DISPOSITIVE POWER
                                                       NONE


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,801,500

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES
                        NOT APPLICABLE                         [  ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  Under 5%

12       TYPE OF REPORTING PERSON
                  PN


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CUSIP NO. 75382N109        SCHEDULE 13G     PAGE 3 of 4 PAGES
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         This statement relates to Common Stock, par value $0.01, of Rare Medium
Group Inc. (Formerly known as ICC Technologies, Inc.). This is amendment No. 2 to a Schedule 13G that was filed on April 28, 1998 (as subsequently amended, the "Schedule 13G"). Terms not defined herein shall have the meaning ascribed to them in the Schedule 13G. Unless amended hereby, information contained in the
Schedule 13G is confirmed in all respects.

Item 4            Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned.
                  1,801,500
         (b)      Percent of class:
                  Under 5%
         (c) Number of shares as to which such person has: (i) Sole power to vote or to direct the vote. 1,801,500 (ii) Shared power to vote or to direct the vote. N/A (iii) Sole power to dispose or to direct the disposition of 1,801,500 (iv) Shared power to dispose or to direct the disposition of N/A


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CUSIP NO. 75382N109        SCHEDULE 13G     PAGE 4 of 4 PAGES
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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: July 30, 1999

LAURA HUBERFELD/
NAOMI BODNER PARTNERSHIP


By:   /s/